Exhibit 99.1

Corporate Communications

Moody’s upgrades CNH Industrial’s senior unsecured rating to Baa3
London, December 3, 2018

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) announces that on December 3, 2018, Moody’s Investors Service upgraded the senior unsecured ratings of CNH Industrial N.V. and its subsidiaries CNH Industrial Capital LLC and CNH Industrial Finance Europe S.A. from Ba1 to Baa3. The outlook is stable.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com
For more information contact: Corporate Communications Email: mediarelations@cnhind.com Investor Relations Email: investor.relations@cnhind.com

CNH Industrial N.V. 25 St James’s Street London, SW1A 1HA United Kingdom